SUN LIFE FINANCIAL INC.
Class A Non-Cumulative Preferred Shares Series 3
     The following are the rights, privileges, restrictions and conditions (the “Preferred Shares Series 3 Provisions”) attaching to the Class A Non-Cumulative Preferred Shares Series 3 (the “Preferred Shares Series 3”) of the Company.
1.	Issue Price

The issue price for each Preferred Share Series 3 will be $25.00.

2.	Dividends

(1)	Payment of Dividends.
(a)	The holders of Preferred Shares Series 3 will be entitled to receive, and the Company will pay on the Preferred Shares Series 3, as and when declared by the Board of Directors, but subject to the provisions of the Insurance Act and paragraph (c), quarterly non-cumulative preferential cash dividends payable on each Dividend Payment Date equal to $0.278125 per share (each, a “Dividend” and, collectively, the “Dividends”).

(b)	The first Dividend, if declared, will be paid on March 31, 2006 in an amount equal to $0.234692 per Preferred Share Series 3 in respect of the period from and including the date of issue of the Preferred Shares Series 3 to but excluding March 31, 2006 .

(c)	The Board of Directors may not declare or pay any Dividends on the Preferred Shares Series 3 in respect of a Dividend Period if the MCCSR ratio of Sun Life Assurance Company of Canada was less than 120% as of the Dividend Payment Date at the end of the preceding Dividend Period. This paragraph will not apply if Sun Life Assurance Company of Canada ceases to be a subsidiary of the Company.

(d)	If the Board of Directors does not declare or is prohibited from declaring Dividends, or any part thereof, on the Preferred Shares Series 3 on or before the Dividend Payment Date for a particular Dividend Period, the entitlement of the holders of the Preferred Shares Series 3 to the Dividends, or to any part thereof, for the Dividend Period will be forever extinguished.
(2)     Method of Payment.   Dividends on the Preferred Shares Series 3 will be paid by cheque of the Company, in lawful money of Canada, payable at par at any branch in Canada of a chartered bank or trust company, in the amount of the applicable Dividend, rounded to the nearest whole cent ($0.01), less any tax required to be deducted and withheld by the Company. The mailing by ordinary unregistered first class prepaid mail of such a cheque to a holder of Preferred Shares Series 3 to the address of the holder as it appears on the register of holders, or if the address of any such holder does not so appear, then to the last known address of such holder, on or before the fifth Business Day before any Dividend Payment Date will be deemed to be payment and will satisfy and discharge all liabilities for Dividends payable on that Dividend Payment Date to the extent of the amount represented by the cheque (plus any tax required to be deducted and withheld from the payment) unless such cheque is not paid on due presentation. Dividends represented by a cheque which has not been duly presented for payment within six years after it was issued or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable and set apart for payment will be forfeited to the Company. The Company may pay Dividends in any other manner as it may agree with any particular holder.
3.	Redemption
(1)     No Redemption During the First Five Years.   The Company may not redeem any Preferred Shares Series 3 before March 31, 2011.
(2)     Redemption After the First Five Years.   On and after March 31, 2011, but subject to section 7 and to the provisions of the Insurance Act, including the requirement for prior approval of the Superintendent, the Company may redeem at any time all or from time to time any part of the Preferred Shares Series 3 then outstanding on payment of an amount in cash for each share redeemed (the “Redemption Price”) of:
(i)	$26.00, if redeemed during the 12 months commencing March 31, 2011;

(ii)	$25.75, if redeemed during the 12 months commencing March 31, 2012;

(iii)	$25.50, if redeemed during the 12 months commencing March 31, 2013;

(iv)	$25.25, if redeemed during the 12 months commencing March 31, 2014; and

(v)	$25.00, if redeemed at any time on or after March 31, 2015;
in each case, together with declared and unpaid Dividends to the Redemption Date.
(3)     Partial Redemptions.   In the case of a partial redemption, Preferred Shares Series 3 to be redeemed may be selected on a pro rata basis, disregarding fractions, or any other equitable manner as determined by the Board of Directors, subject to any required regulatory approval.
(4)     Notice of Redemption.   The Company will give to holders of Preferred Shares Series 3 to be redeemed notice in writing of the intention of the Company to redeem such shares (the “Redemption Notice”). The Redemption Notice must be given at least 30 days but not more than 60 days before the Redemption Date. The Redemption Notice must set out the number of Preferred Shares Series 3 to be redeemed (if less than all are to be redeemed), the manner in which the Company intends to redeem the Preferred Shares Series 3, the Redemption Price, the date on which the redemption is to occur (the “Redemption Date”) and the place at which the Redemption Price is to be paid.
(5)     Payment of Redemption Price.   The Company will pay or cause to be paid to the holders of the Preferred Shares Series 3 to be redeemed the Redemption Price on presentation and surrender at any principal office of the Transfer Agent, or at any other place or places within Canada designated in the Redemption Notice, of the certificate or certificates for the Preferred Shares Series 3 called for redemption. The Redemption Price will be paid by cheque of the Company, in lawful money of Canada, payable at par at any branch in Canada of a chartered bank or trust company. If a part only of the Preferred Shares Series 3 represented by any certificate are redeemed, a new certificate for the balance will be issued at the expense of the Company. Subject to subsection (6), from and after the date specified in any Redemption Notice, the Preferred Shares Series 3 called for redemption will be deemed to be redeemed and the holders of those Preferred Shares Series 3 will cease to be entitled to Dividends and will not be entitled to exercise any of the rights of shareholders in respect of those Preferred Shares Series 3 unless payment of the Redemption Price is not duly made by the Company on presentation and surrender of the certificate or certificates representing the Preferred Shares Series 3.
(6)     Deposit of Redemption Price.   At any time after the Redemption Notice is given, the Company will have the right to deposit the Redemption Price of any or all Preferred Shares Series 3 called for redemption with any chartered bank or trust company in Canada named in the Redemption Notice, including the Transfer Agent, to the credit of a special account or accounts in trust for the respective holders of those Preferred Shares Series 3, to be paid on surrender to that chartered bank or trust company of the certificate or certificates representing those Preferred Shares Series 3. Any such deposit will constitute payment and satisfaction of the Redemption Price of the Preferred Shares Series 3 for which the deposit is made and the rights of the holders of those shares will be limited to receiving the proportion (less any tax required to be deducted or withheld) of the Redemption Price so deposited applicable to those shares, without interest, on presentation and surrender of the certificate or certificates representing the Preferred Shares Series 3 being redeemed. The Company will be entitled to any interest on such deposit.
4.	Conversion Into A New Series of Preferred Shares
(1)     New Preferred Shares.   The Company, at any time by resolution of the Board of Directors, may constitute a separate series of Class A Shares (“New Preferred Shares”) having rights, privileges, restrictions and conditions attaching to them (other than any option or right to convert into Common Shares) which would qualify the New Preferred Shares as Tier 1 capital of the Company under then current capital adequacy guidelines established by the Superintendent. In such event, the Company, with the consent of the Superintendent, may give holders of the Preferred Shares Series 3 notice that they have the right, pursuant to the terms of the Preferred Shares Series 3, at their option, to convert, on the date specified in the notice, their Preferred Shares Series 3 into fully-paid and non-assessable New Preferred Shares on a share-for-share basis. Such right of conversion will be subject to the provisions of the Insurance Act.
(2)     Notice of Option to Convert.   The Company will give to holders of Preferred Shares Series 3, as of a record date fixed for this purpose by the Board of Directors, notice in writing of the option to convert their Preferred Shares Series 3 into New Preferred Shares and send a copy of such notice to each stock exchange on which the Preferred Shares Series 3 are then listed and posted for trading. The notice must be given at least 30 days but not more than 60 days before the date fixed for conversion. The notice must specify the manner in which and the terms under which the conversion right may be exercised and contain a summary of the attributes of the New Preferred Shares into which the Preferred Shares Series 3 may be converted.
(3)     Not Short-Term Preferred Shares.   The Company will ensure that, if issued, New Preferred Shares will not be or be deemed to be “short-term preferred shares” within the meaning of the Tax Act.
5.	Purchase for Cancellation
(1)     Purchase.   Subject to section 7 and to the provisions of the Insurance Act, including the requirement for prior approval of the Superintendent, the Company may purchase for cancellation at any time all or from time to time any part of the Preferred Shares Series 3 then outstanding in the open market, by private contract or tender at any price.
(2)     Tenders.   In the case of a proposed purchase of Preferred Shares Series 3 by tender, the Company will give notice of its intention to invite tenders to all holders of the Preferred Shares Series 3. If two or more tenders of Preferred Shares Series 3 are received at the same price, and those shares when added to any Preferred Shares Series 3 already tendered at a lower price or prices aggregate more than the number of Preferred Shares Series 3 to be purchased at such time, the Company will prorate as nearly as may be (disregarding fractions) among the holders submitting such tenders at the same price the number of shares necessary to complete the number of shares to be purchased at such time.
6.	Rights on Liquidation
     In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company for the purpose of winding up its affairs, the holders of the Preferred Shares Series 3 will be entitled to receive $25 for each Preferred Share Series 3 held by them, plus any Dividends declared and unpaid to the date of distribution, before any amounts are paid or any assets of the Company are distributed to the holders of any shares of the Company ranking junior to the Preferred Shares Series 3. After payment of those amounts, the holders of Preferred Shares Series 3 will not be entitled to share in any further distribution of the property or assets of the Company.
7.	Restrictions on Dividends and Retirement of Shares
     As long as any Preferred Shares Series 3 are outstanding, the Company will not, without the approval of the holders of the Preferred Shares Series 3 given as provided in section 10:
(a)	declare, pay or set apart for payment any dividend on any Class B Shares or Common Shares or any other shares ranking junior to the Preferred Shares Series 3 (other than stock dividends in any shares ranking junior to the Preferred Shares Series 3);

(b)	redeem, purchase or otherwise retire any Class B Shares or Common Shares or any other shares ranking junior to the Preferred Share Series 3 (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Preferred Shares Series 3);

(c)	redeem, purchase or otherwise retire less than all the Preferred Shares Series 3; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Company, redeem, purchase or otherwise retire any other shares ranking on a parity with the Preferred Shares Series 3;
unless, in each case, all dividends on the Preferred Shares Series 3 up to and including those payable on the Dividend Payment Date for the last completed period for which Dividends are payable and in respect of which the rights of holders have not been extinguished, and all dividends then accrued on all other shares ranking senior to or on a parity with the Preferred Shares Series 3 up to the immediately preceding respective date or dates for payment and in respect of which the rights of holders of those shares have not been extinguished, have been declared and paid or set apart for payment.
8.	Voting Rights
     Subject to applicable law, holders of Preferred Shares Series 3 will not be entitled as such to receive notice of or to attend or to vote at any meeting of shareholders of the Company unless and until the first time at which the Board of Directors has not declared the Dividend in full on the Preferred Shares Series 3 in any Dividend Period. In that event, the holders will be entitled -to receive notice of and to attend only meetings of shareholders at which directors are to be elected and will be entitled to one vote for each Preferred Share Series 3 held in the election of directors only but not in respect of any other business (the “Voting Rights”). The Voting Rights of the holders of the Preferred Shares Series 3 will cease on payment by the Company of the first Dividend on the Preferred Shares Series 3 to which the holders are entitled under these Preferred Shares Series 3 Provisions after the time the Voting Rights first arose until such time as the Company may again fail to declare the Dividend in full on the Preferred Shares Series 3 in any Dividend Period, in which event the Voting Rights will become effective again and so on from time to time.
9.	Issue of Additional Shares and Amendments to Preferred Shares Series 3
(1)     Issue of Additional Shares.   The Company may issue shares of any other series of Class A Shares or shares of any other class or series of the Company without authorization of the holders of the Preferred Shares Series 3. For greater certainty, nothing in these Preferred Shares Series 3 Provisions will affect or restrict the right of the Company to increase the number of its Common Shares or to issue additional Common Shares from time to time.
(2)     Amendments to Preferred Shares Series 3.
(a)	The Company will not without, but may from time to time with, the approval of the holders of Preferred Shares Series 3 given as specified in section 10 delete, amend or vary any of these Preferred Shares Series 3 Provisions.

(b)	In addition to the approval in paragraph (a), the Company will not without, but may from time to time with, the prior approval of the Superintendent (where required) make any such deletion, amendment or variation which might affect the classification afforded the Preferred Shares Series 3 from time to time for capital adequacy purposes pursuant to the Insurance Act or applicable to the Company, including, if applicable, the MCCSR.
10.	Approval of Holders of Preferred Shares Series 3
     Any approval given by the holders of Preferred Shares Series 3 under these Preferred Shares Series 3 Provisions will be deemed to have been sufficiently given if given in writing by the holders of all the outstanding Preferred Shares Series 3 or by a resolution passed at a meeting of the holders of Preferred Shares Series 3 duly called and held on not less than 21 days’ notice at which the holders of at least 25% of the outstanding Preferred Shares Series 3 are present or are represented by proxy and carried by the affirmative vote of not less than 66 2/3% of the votes cast at the meeting. If at the meeting the holders of 25% of the outstanding Preferred Shares Series 3 are not present or represented by proxy within 30 minutes after the time appointed for the meeting, the meeting will be adjourned to such date, not less than 10 days afterwards, and to such time and place as the Chairman may designate, and no notice need be given of the adjourned meeting. At the adjourned meeting, the holders of Preferred Shares Series 3 present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed at the adjourned meeting by the affirmative vote of not less than 66 2/3% of the votes cast at the meeting will constitute the approval of the holders of Preferred Shares Series 3. At any such meeting or adjourned meeting, including a poll taken at any such meeting, each holder of Preferred Shares Series 3 will be entitled to one vote in respect of each Preferred Share Series 3 held. Subject to the foregoing, the formalities to be observed in respect of the giving of notice of any meeting or adjourned meeting and the conduct of any such meeting will be those from time to time as may be prescribed in the by-laws of the Company with respect to meetings of shareholders or under the Insurance Act.
11.	Book-Entry Only System
(1)     Global Certificate.   Subject to subsection (7), Preferred Shares Series 3 will be issued and held under the “Book-Entry Only System” and will be represented by a single fully-registered permanent global share certificate. The permanent global share certificate will be held by, or on behalf of, the Depository as depository of Participants and will be registered in the name of “CDS & CO.” (or such other name as the Depository may use from time to time as its nominee for the purposes of the Book-Entry Only System). Transfers and registrations of ownership of the Preferred Shares Series 3 will only be made to another nominee of the Depository or to a successor Depository or a nominee of such successor Depository. Transfers, redemptions, purchases, surrenders and conversions of Preferred Shares Series 3 will be effected only (i) with respect to the interest of Participants, through records maintained by the Depository or its nominee, and (ii) with respect to the interests of persons other than Participants, through records maintained by Participants. Persons, other than Participants, having an interest in Preferred Shares Series 3 who wish to purchase, sell or otherwise transfer ownership of or other interests in Preferred Shares Series 3 or to exercise conversion rights with respect to Preferred Shares Series 3 may do so only through a Participant.
(2)     Rights of Non Participants.   The rights of persons, other than Participants, having an interest in Preferred Shares Series 3 will be limited to those established by applicable law and by agreements between the Depository and the Participants and between Participants and such persons, and must be exercised through a Participant in accordance with the rules and procedures of the Depository and the Book-Entry Only System.
(3)     Company Not Obligated to Deliver Certificate.   Subject to applicable law and subsection (7), the Company is not under any obligation to deliver to Participants or persons, other than Participants, having an interest in Preferred Shares Series 3, nor may the Participants or persons, other than Participants, having an interest in Preferred Shares Series 3 have any right to require the delivery of, a certificate or other instrument evidencing an interest in a Preferred Share Series 3.
(4)     Payments etc.   Payments of Dividends and other amounts and issuance and delivery of New Preferred Shares in respect of the Preferred Shares Series 3 will be made by the Company to the Depository or its nominee, as registered holder of Preferred Shares Series 3. Participants must look solely to the Depository, in accordance with the rules and procedures of the Depository and the Book-Entry Only System, and persons, other than Participants, having an interest in Preferred Shares Series 3 must look solely to Participants, for their share of payments of Dividends and other amounts and the issuance and delivery of New Preferred Shares in respect of Preferred Shares Series 3. No person, including any Participant, will have any claim against the Company in respect of payments due on Preferred Shares Series 3 or the issuance and delivery of New Preferred Shares and the obligations of the Company will be discharged by payment or issuance and delivery to the Depository or its nominee, as registered holder of Preferred Shares Series 3, in respect of each amount so paid or New Preferred Share so issued and delivered.
(5)     Depository is Agent for Participants.   The Company understands that the Depository acts as the agent and depository for the Participants. The Company assumes no liability or responsibility for (i) any aspect of the records relating to the beneficial ownership of the Preferred Shares Series 3 held by the Depository or payments or other matters relating to the shares, (ii) maintaining, supervising or reviewing any records relating to the beneficial ownership of Preferred Shares Series 3 held by the Depository or (iii) any action to be taken by the Depository or at the direction of the Participant.
(6)     Participants List.   The Company understands that from time to time the Depository will deliver a certified list of Participants (the “Participants List”) as at the date requested by the Company showing the name and address of each Participant, together with the interest of the Participants in the Preferred Shares Series 3 held by Participants, and such additional information as the Company may reasonably request. The Company may rely upon all such information provided by the Depository to the Company.
(7)     Termination of Book-Entry Only System.   If:
(i)	required by applicable law;

(ii)	the Book-Entry Only System ceases to exist;

(iii)	the Depository advises the Company that it is no longer willing or able to discharge properly its responsibilities as registered holder of the permanent global share certificate in respect of the Preferred Shares Series 3 and the Company is unable to locate a qualified successor; or

(iv)	the Company at its option elects to terminate its arrangements with the Depository in respect of the Preferred Shares Series 3 for any reason (including in circumstances where the Company considers it impracticable or inefficient to effect any distribution or conversion in respect of Preferred Shares Series 3 through the facilities of the Depository);
the Company must notify the Depository, for and on behalf of Participants and other persons having an interest in Preferred Shares Series 3, of the availability through the Depository of physical certificates in respect of Preferred Shares Series 3. The Depository will then be required to surrender the permanent global share certificate in respect of the Preferred Shares Series 3 and to provide with written instructions to the Company as to the Participants in whose names the physical certificates are to be registered and delivered and the authorized denominations of the physical certificates to be registered in the name of each such Participant.
12.	Number of Preferred Shares Series 3
     The Company is authorized to issue 10,000,000 Preferred Shares Series 3.
13.	Notices
(1)     Notice to the Company.   Subject to applicable law, any notice, request or other communication to be given to the Company by a holder of Preferred Shares Series 3 must be in writing and will be valid and effective if given by mail (postage prepaid) or by electronic communication or by delivery to the registered office of the Company and addressed to the attention of the Secretary. Any such notice, request or other communication, if given by mail, electronic communication or delivery, will be deemed to have been given and received only on actual receipt by the Company.
(2)     Presentation and Surrender of Certificates.   Any presentation and surrender by a holder of Preferred Shares Series 3 to the Company or the Transfer Agent of certificates representing Preferred Shares Series 3 in connection with the redemption or conversion of Preferred Shares Series 3 must be made by registered mail (postage prepaid) or by delivery to the registered office of the Company or to such office of the Transfer Agent as may be specified by the Company, in each case addressed to the attention of the Secretary of the Company. Any such presentation and surrender of certificates will be deemed to have been made and to be effective only on actual receipt by the Company or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by registered mail will be at the sole risk of the holder mailing the same.
(3)     Notice to Holders of Preferred Shares Series 3.   Subject to applicable law, any notice, request or other communication to be given to a holder of Preferred Shares Series 3 by or on behalf of the Company must be in writing and will be valid and effective if given by ordinary unregistered first class mail (postage prepaid) or by electronic communication or by delivery to the address of the holder recorded in the securities register of the Company or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder.

Any such notice, request or other communication, if given by mail, will be deemed to have been given and received on the fifth Business Day following the date of mailing and, if given by electronic communication or by delivery, will be deemed to have been given and received on the date of electronic communication or delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Preferred Shares Series 3, or any defect in such notice, will not invalidate or otherwise alter or affect any action or proceeding to be taken by the Company pursuant to that notice, request or other communication.
14.	Tax Election
     The Company will elect, in the manner and within the time provided under section 191.2 of the Tax Act or any successor or replacement provision of similar effect, and take all other necessary action under the Tax Act, to pay tax under Part VI.1 of the Tax Act at a rate such that holders of the Preferred Shares Series 3 will not be required to pay tax under section 187.2 of the Tax Act on Dividends received (or deemed to be received) on the Preferred Shares Series 3. Nothing in this section will prevent the Company from entering into an agreement with a taxable Canadian corporation with which it is related to transfer all or a part of the Company’s liability for tax under section 191.1 of the Tax Act to that taxable Canadian corporation in accordance with section 191.3 of the Tax Act.
15.	Non-Residents
     On the conversion of Preferred Shares Series 3, the Company reserves the right not to issue New Preferred Shares to any person whose address is in, or whom the Company or the Transfer Agent has reason to believe is a resident of, any jurisdiction outside Canada where such issuance would require compliance by the Company with the securities, insurance or analogous laws of such jurisdiction. In addition, the Company may require from any such person, as a condition to the issuance to it of New Preferred Shares, a written declaration as to its residence and share ownership status and any other matter requested by the Company in order to determine the entitlement of such person to New Preferred Shares, including under the Insurance Act.
16.	Interpretation
(1)     Defined Terms.   In these Preferred Shares Series 3 Provisions:
“Board of Directors” means the board of directors of the Company.

“Book-Entry Only System” means the “Depository Service” record entry securities transfer and pledge system administered by the Depository in accordance with the operating rules and procedures of its securities settlement service for book-entry only securities.

“Business Day” means a day other than a Saturday or a Sunday or any other day which is a statutory or civic holiday in Canada.

“Class A Shares” means the Class A Shares of the Company.

“Class B Shares” means the Class B Shares of the Company.

“Common Shares” means the common shares of the Company.

“Company” means Sun Life Financial Inc.

“Depository” means The Canadian Depository for Securities Limited or a successor depository or any other depository appointed by the Company in respect of the Preferred Shares Series 3.

“Dividend” and “Dividends” have the respective meanings attributed to them in paragraph 2(1)(a).

“Dividend Payment Date” means the last day of the months of March, June, September and December in each year.

“Dividend Period” means the three-month period commencing on and including a Dividend Payment Date and ending on the day immediately preceding the next Dividend Payment Date.

“Insurance Act” means the Insurance Companies Act (Canada).

“MCCSR” means the Minimum Continuing Capital Surplus Requirements (or its equivalent) for Canadian federally regulated insurance companies.

“New Preferred Shares” has the meaning attributed to it in subsection 4(1).

“Participant” means a participant in the Book-Entry Only System who has an interest in Preferred Shares Series 3.

“Participants List” has the meaning attributed to it in subsection 11(6).

“Preferred Shares Series 3” has the meaning attributed to it in the introductory paragraph to these Preferred Shares Series 3 Provisions.

“Preferred Shares Series 3 Provisions” has the meaning attributed to it in the introductory paragraph to these terms and conditions attaching to the Preferred Shares Series 3.

“Redemption Date” has the meaning attributed to it in subsection 3(4).

“Redemption Notice” has the meaning attributed to it in subsection 3(4).

“Redemption Price” has the meaning attributed to it in subsection 3(2).

“Superintendent” means the Superintendent of Financial Institutions and any successor appointed pursuant to the Office of the Superintendent of Financial Institutions Act (Canada).

“Tax Act” means the Income Tax Act (Canada).

“Transfer Agent” means CIBC Mellon Trust Company, a trust company existing under the laws of Canada, or such other person as from time to time may be the registrar and transfer agent for the Preferred Shares Series 3 and the Common Shares.

“Voting Rights” has the meaning attributed to it in section 8.
(2)     Ranking of Shares.   The expressions “in priority to”, “on a parity with”, “ranking equally with”, “ranking prior to” and “ranking junior to” and similar expressions refer to the order of priority only in payment of dividends or in the distribution of assets in the event of any liquidation, dissolution of winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company for the purpose of winding up its affairs.
(3)     Holder.   References to a “holder” in relation to Preferred Shares Series 3 means a registered holder of those shares.
(4)     References to Statutes.   Reference to any statute is to that statute as in force from time to time, including any regulations, rules, policy statements or guidelines made under that statute, and includes any statute which may be enacted in substitution of that statute.
(5)     Other Payment Matters.
(a)	If any date on which any Dividend on the Preferred Shares Series 3 is payable or on or by which any other action is required to be taken by the Company under these Preferred Shares Series 3 Provisions is not a Business Day, then the Dividend will be payable, or such other action will be required to be taken, on or by the next day that is a Business Day unless the Company determines to pay the Dividend on the previous Business Day.

(b)	In the event of the non-receipt of a cheque by a holder of Preferred Shares Series 3 entitled to the cheque, or the loss or destruction of the cheque, the Company, on being furnished with reasonable evidence of non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Company, will issue to the holder a replacement cheque for the amount of the original cheque.

(c)	The Company will be entitled to deduct or withhold from any amount payable to a holder of Preferred Shares Series 3 under these Preferred Shares Series 3 Provisions any amount required by law to be deducted or withheld from that payment.